UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alvotech

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L01800108 (Ordinary Shares)

(CUSIP Number)

Danny Major

Aztiq Pharma Partners S.à r.l.

5, rue Heienhaff, L-1736 Senningerberg,

Grand Duchy of Luxembourg

+352 691 211 663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aztiq Pharma Partners S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
101,147,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
101,147,803*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,147,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.50%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* See Item 5

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aztiq Fund I SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
101,147,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
101,147,803*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,147,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.50%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* See Item 5

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Floki GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
101,147,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
101,147,803*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,147,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.50%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* See Item 5

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ATP Holdings ehf.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
2,604,660*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,604,660*
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,604,660*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.86%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* See Item 5

Item 1.	Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2022 (the “Original Schedule 13D”, as amended by Amendment No. 1 dated July 18, 2022, and, together with Amendment No. 2, the “Statement”), relating to the ordinary shares with a nominal value of $0.01 per share (the “Ordinary Shares”), of Alvotech, a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg (the “Issuer”). Except as set forth herein, the Statement is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D. The principal executive offices of the Issuer are located at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) This Statement is being jointly filed by Aztiq Pharma Partners S.à r.l. (“APP”), Aztiq Fund I SCSp (“Aztiq Fund”), Floki GP S.à r.l. (“Floki GP”), and ATP Holdings ehf. (“ATP” and, together with APP, Aztiq Fund, and Floki GP, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

The Managers of APP are: Danny Major, German citizen; Marc Lefebvre, Belgian citizen, Robert Wessman, Icelandic citizen; Johann Johannsson, Icelandic citizen; and Arni Hardarson, Icelandic citizen.

APP is a wholly-owned subsidiary of Aztiq Fund. Investment and voting decisions at Aztiq Fund are made by its general partner, Floki GP. Each of Danny Major, Marc Lefebvre, Robert Wessman, Johann Johannsson and Arni Hardarson is a member of the board of directors of Floki GP, entitled to participate in investment and voting decisions with respect to the shares held by APP.

Investment and voting decisions at ATP are made by its board of directors. Each of Robert Wessman, Johann Johannsson and Arni Hardarson is a member of the board of directors of ATP, entitled to participate in investment and voting decisions with respect to the shares held by ATP.

(b) The business address of APP is 5, rue Heienhaff, L-1736 Senningerberg, Grand-Duchy of Luxembourg. The business address of Aztiq Fund and Floki GP is 4, rue Robert Stumper, L-2557 Luxembourg, Grand-Duchy of Luxembourg. The business address of ATP is Smaratorg 3, 201 Kopavogur, Iceland.

(c) A present principal business of APP is to hold the securities of the Issuer, as described in this Statement. The present principal business of Aztiq Fund is to hold the securities of APP. The present principal business of Floki GP is to hold the securities of Aztiq Fund. A present principal business of ATP is to hold the securities of the Issuer.

(d) None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) APP, Aztiq Fund, and Floki GP are each incorporated and existing under the laws of Luxembourg. ATP is incorporated and existing under the laws of Iceland.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended by adding the following:

Bondholder Warrants

On November 16, 2022, the Issuer and bondholders, including ATP, amended and restated certain terms and conditions of existing senior bonds and the Issuer issued new senior bonds. Pursuant to the terms of the amended bonds, the Issuer issued warrants to the bondholders on December 31, 2022 (the “Bondholder Warrants”). Each Bondholder Warrant entitles the holder, upon exercise, to receive one Ordinary Share, at the exercise price of $0.01 per share. ATP received 17,571 Bondholder Warrants in this transaction. As of the date hereof, ATP has not exercised the Bondholder Warrants, which are immediately exercisable.

Conversion of Alvotech Convertible Bond:

ATP exercised its right to convert the tranche A convertible bond instrument, dated 20 December 2022, between Alvotech as the issuer and the bondholders at the conversion price of $10.00 per Ordinary Share on the conversion date of June 30, 2024. Pursuant to the conversion, ATP received 2,587,089 Ordinary Shares on July 1, 2024.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is amended by adding the following:

The information contained above in Item 3 of this Statement is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) APP directly owns 101,147,803 Ordinary Shares. Aztiq Fund and Floki GP are deemed to beneficially own the 101,147,803 Ordinary Shares owned directly by APP. ATP directly owns 2,587,089 Ordinary Shares and 17,571 Bondholder Warrants.

ATP disclaims beneficial ownership of the 101,147,803 Ordinary Shares held by APP. APP, Aztiq Fund and Floki GP disclaim beneficial ownership of the 2,587,089 Ordinary Shares and 17,571 Bondholder Warrants held by ATP.

The beneficial ownership calculation is based upon 301,944,470 Ordinary Shares outstanding as of July 1, 2024, as stated in the Issuer’s Form 6-K filed on July 1, 2024.

(b)  APP, Aztiq Fund and Floki GP have shared voting and dispositive power over 101,147,803 Ordinary Shares, and sole voting and dispositive power over zero Ordinary Shares. ATP has sole voting and dispositive power over 2,604,660 Ordinary Shares (including 17,571 Ordinary Shares underlying the Bondholder Warrants), and shared voting and dispositive power over zero Ordinary Shares.

(c) Item 3 sets forth all transactions with respect to the Issuer’s Ordinary Shares effective since the most recent amendment to this Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended by adding the following:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 - December 2022 Convertible Bond Instrument (Tranche A) by and between Alvotech and the Bondholders named therein, dated December 20, 2022 (incorporated by reference to Exhibit 2.9 to the Form 20-F filed by the Issuer on March 1, 2023).

Exhibit 99.2 - Joint Filing Agreement among the Reporting Persons, dated July 3, 2024.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

Aztiq Pharma Partners S.à r.l.

By:	/s/ Danny Major
Name: Danny Major
Title: Manager

By:	/s/ Robert Wessman
Name: Robert Wessman
Title: Manager

Aztiq Fund I SCSp, represented by its general partner, Floki GP S.à r.l.

By:	/s/ Danny Major
Name: Danny Major
Title: Manager

By:	/s/ Robert Wessman
Name: Robert Wessman
Title: Manager

Floki GP S.à r.l.

By:	/s/ Danny Major
Name: Danny Major
Title: Manager

By:	/s/ Robert Wessman
Name: Robert Wessman
Title: Manager

ATP Holdings ehf.

By:	/s/ Arni Hardarson
Name: Arni Hardarson
Title: Director

By:	/s/ Robert Wessman
Name: Robert Wessman
Title: Director

[Signature Page to Schedule 13D/A]